FILED BY: PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Pfizer Inc 235 East 42nd Street New York, NY 10017 Ian Read Chairman and Chief Executive Officer

Dear Colleagues,

Today we issued a press release confirming that we made a final proposal to the AstraZeneca board. Click here to see a copy of the announcement.

We continue to believe that a potential combination with AstraZeneca would align with and enhance our strategy.

There has been much written and speculated in the media about why we would consider acquiring AstraZeneca. In my discussions with the Business and Science Select Committees of Parliament, investors and the media over the course of the past week, I have emphasized that there are three reasons for seeking to combine with AstraZeneca.

First, there is the complementary nature of our product portfolios and pipelines. AstraZeneca is strong in oncology, inflammation and cardiovascular/metabolic disease and would complement our robust portfolio and pipeline in these same areas. Together we would be better positioned to bring much needed new therapies to patients.

Second, a potential combination with AstraZeneca would help us to become more efficient so we can continue to invest in innovation and endeavor to produce more medicines faster.

Third, a combination with AstraZeneca would give us the opportunity to gain greater flexibility in how we deploy our financial assets. This would include realizing the benefits of attractive incentives in the UK for companies to conduct research and manufacture products.

Regardless of whatever decision is made by the AstraZeneca board, our strategy is sound and we remain committed to our purpose of bringing to patients life-changing therapies that significantly improve their lives.

With or without a combination, our focus will be on innovation and advancing our pipeline, maximizing the productivity and returns generated within our commercial businesses, being good stewards of our shareholders’ capital, earning the respect of society through our actions and instilling a sense of pride and a culture of ownership among all colleagues.

In fact I thought you might find it interesting to know that during my appearance before the Business, Innovation and Skills Committee of the House of Commons this past week, I was asked about our OWNIT! coin and our culture. I was extremely proud to speak about our OWNIT! culture and the commitment and dedication of all Pfizer colleagues around the world who help to make Pfizer a company of high integrity focused on delivering medicines to patients.

With today’s announcement I want to make it clear that we will not pursue a transaction on a hostile basis. The only way we will proceed is if AstraZeneca’s board recommends the transaction to its shareholders. I believe this is what would be in the best interests of our collective shareholders, colleagues and our focus on patients.

As we have seen over the course of the past three weeks, there will continue to be speculation and widespread media interest in this story. As a reminder, we are still in the 28-day negotiating period governed by the UK Takeover Code. The period will end on May 26 unless the parties mutually request an extension.

I will keep you apprised of any new developments.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.